Confidential Treatment Requested by Pfizer Inc.

Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

May 22, 2012

CERTAIN INFORMATION IN THIS LETTER IS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY PFIZER INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012

Form 8-K
Filed May 1, 2012
File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 9, 2012, with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2012 for the fiscal year ended December 31, 2011 (SEC File No. 001-03619) (the “Form 10-K”), and Pfizer’s Form 8-K filed with the Commission on May 1, 2012 (SEC File No. 001-03619).

Set forth below is the heading and text of each comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011
Exhibit 13
Financial Review
Provision for Taxes on Income, page 35

1.
Please provide us proposed disclosure to be included in future periodic filings that explains why your domestic operations produced pre-tax losses of $2.2 billion and your international operations produced pre-tax earnings of $15.0 billion in 2011. These operating results appear to be inconsistent with your domestic and international revenues, which in 2011 were $26.9 billion and $40.5 billion, respectively.

Confidential Treatment Requested by Pfizer Inc.

Response

In response to the Staff’s comment, we respectfully provide the following information:

The geographical mix of revenues is not a good indicator of the split between domestic and international pre-tax earnings for purposes of financial statement presentation, especially for a multinational company that manages its operations on a global basis. A U.S. multinational company may incur certain expenses having a disproportionate impact in the U.S. as compared to international locations. Such expenses could include expenses for corporate functions, charges for litigation and interest expense, among others. In addition, any multinational company would likely engage in intercompany transactions in the normal course of business which could impact the geographic split of pre-tax earnings; however, as these intercompany transactions are eliminated in the preparation of the consolidated financial statements, they do not impact the geographic split of third-party revenue reflected in the same financial statements.

Accordingly, (i) because the geographical mix of revenues is not a good indicator of the split between domestic and international pre-tax earnings and we do not believe our disclosure should suggest that such a relationship exists; and (ii) considering our existing robust disclosure of the components of the provision for taxes on income, we do not believe that disclosure regarding the reasons for the geographical split of pre-tax earnings would be meaningful or useful to investors. Further, we believe that our income tax disclosures comprehensively address the requirements of Item 303(a) (3) of Regulation S-K.

Contractual Obligations, page 44

2.
Your disclosure appears to omit certain contractual obligations shown on your consolidated balance sheet. Please explain to us how other long-term liabilities, shown in this table, reflected your pension benefit and post retirement obligations and other non-current liabilities.

Response

In response to the Staff’s comment, we respectfully provide the following information:

We do not believe that our disclosures omit any material contractual obligations shown in our consolidated balance sheet. Specifically:

Pension Benefit Obligations and Postretirement Benefit Obligations

As of December 31, 2011, we reported the following for pension and postretirement plans:

DOLLARS IN BILLIONS Balance Sheet Caption	Amount
Pension benefit obligations(a)	$6.4
Postretirement benefit obligations	3.3
(a) Includes our U.S. qualified plans, our U.S. supplemental (non-qualified) plans, and our international plans

Confidential Treatment Requested by Pfizer Inc.

Item 303(a) (5) of Regulation S-K (which addresses the disclosure requirements associated with contractual obligations) does not specifically address the unique complexities of pension and postretirement benefit obligations. Additionally, in the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis issued in September 2010 (Release No. 33-9144), the SEC stated that “the Commission’s Staff has observed that divergent practices have developed in connection with the contractual obligations table disclosure, with registrants drawing different conclusions about the information to be included and the manner of presentation. The requirement itself permits flexibility so that the presentation can reflect company-specific information in a way that is suitable to a registrant’s business. Accordingly, registrants are encouraged to develop a presentation method that is clear, understandable and appropriately reflects the categories of obligations that are meaningful in light of its capital structure and business.” Also, the guidance states that registrants should provide additional disclosure where necessary to explain what the tabular data includes and does not include.

As described in footnote (b) to our table of contractual obligations in our 2011 Financial Report, we included the expected benefit payments relating to our unfunded U.S. supplemental (non-qualified) pension plans and largely unfunded postretirement plans. We included these amounts as these particular plans are almost entirely dependent on Pfizer’s employer contributions for funding.

We did not include any amounts associated with the U.S. qualified pension plans and our international pension plans, all of which have a substantial amount of plan assets, because (i) the required funding obligations are not expected to be material and/or (ii) the liabilities that we have recorded on our balance sheet in accordance with U.S. GAAP do not necessarily reflect future cash payments as the impact of changes in economic conditions on the fair value of the pension plan assets and/or liabilities can be significant and, as a result, the impact on any potential future payments can be significant as well.

However, in consideration of the Staff’s comment and in recognition of the fact that readers of our financial statements would benefit from increased transparency in this table of contractual obligations, we propose to provide the following modified disclosures in the table of contractual obligations section in Management’s Discussion and Analysis in future periodic reports (including a cross reference to our financial statement footnote on pensions and postretirement benefit plans), commencing with our first report where the references are appropriate, but no later than our next filing on Form 10-K:

In the Contractual Obligations section of Management’s Discussion and Analysis (on page 44 of our 2011 Financial Report), footnote (b) to the table, marked to show the disclosure added:

“(b) Includes expected payments relating to our unfunded U.S. supplemental (non-qualified) pension plans, postretirement plans and deferred compensation plans.  Excludes liabilities relating to our U.S. qualified pension plans and international pension plans, all of which have a substantial amount of plan assets, because the required funding obligations are not expected to be material and/or because such liabilities do not necessarily reflect future cash payments, as the impact of changes in economic conditions on the fair value of the pension plan assets and/or liabilities can be significant; however, we currently anticipate contributing approximately [$450 million] to these plans in [2012]. See also our liquidity discussion above in this “Analysis of Financial Condition, Liquidity and Capital Resources” section, as well as the Notes to Consolidated Financial Statements—Note 11E. Pension and Postretirement Benefit Plans and Defined Contribution Plans: Cash Flows.”

Confidential Treatment Requested by Pfizer Inc.

Other Noncurrent Liabilities

As of December 31, 2011, we reported the following for other non-current liabilities:

(DOLLARS IN BILLIONS) Balance Sheet Caption	Amount
Other noncurrent liabilities	$6.2

The $6.2 billion of other noncurrent liabilities includes liabilities for legal and environmental contingencies ([***]1), derivative financial instruments in a liability position ([***]2), deferred compensation ([***]3), restructuring charges ([***]4) and other ([***]5).

With respect to the table of contractual obligations:

●	We have excluded the amounts for legal and environmental contingencies ([***]6) as these are loss contingency accruals, not contractual obligations.

●
We have excluded the amounts for derivative liabilities ([***]7) as these are fair value measurements determined at an interim date within the contractual term of the arrangement and, accordingly, do not represent the ultimate contractual obligation (which could ultimately become a receivable).  Also, as a result, the timing and amount of the ultimate future cash flows are uncertain.

●	We have included the deferred compensation liabilities ([***]8), as disclosed in note (b) to the table of contractual obligations (“(b) Includes ... deferred compensation plans.”).

●
We have excluded the restructuring-related liabilities ([***]9), virtually all of which relate to liabilities associated with employee termination actions, since the amounts involved are not material in relation to our operating cash flows or total liabilities, and additionally the timing of some of these future cash payments is uncertain. We also respectfully note that we believe these amounts are covered by our general liquidity disclosures – please see the extract below, including, in particular, the reference to the cash requirements associated with our cost-reduction/productivity initiatives.

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Confidential Treatment Requested by Pfizer Inc.

●
We have excluded the other noncurrent liabilities ([***]10) as these are various and sundry accruals, such as minor amounts for sales returns, deferred revenue and other benefit accruals, among others, spread out over more than 40 legal entities. Some of these amounts do not represent contractual obligations requiring future cash payments (such as deferred revenue), and, collectively, these other noncurrent liabilities are not material in relation to our operating cash flows or total liabilities. Therefore, we do not believe that they warrant the extensive effort required in order to determine (if determinable at all) the timing and amount of cash payments. Additionally, we respectfully note that we believe these amounts are covered by our general liquidity disclosures – please see the extract below.

In addition, please note that on page 42, in the Analysis of Financial Condition, Liquidity and Capital Resources section of our 2011 Financial Review, in order to comprehensively address the requirements specified in Item 303(a) (1) of Regulation S-K and the guidance provided in Section IV of SEC Release 33-8350, we disclose the following:

“... we further believe that we have the ability to meet our liquidity needs for the foreseeable future, which include: ... the cash requirements associated with our cost-reduction/productivity initiatives ... [and] contributions to our pension and postretirement plans ...”

However, in consideration of the Staff’s comment and in recognition of the fact that readers of our financial statements would benefit from increased transparency in this table of contractual obligations, we propose to provide the following additional disclosure in the table of contractual obligations section in Management’s Discussion and Analysis in future periodic reports, commencing with our first report where the references are appropriate, but no later than our next filing on Form 10-K:

In the Contractual Obligations section of Management’s Discussion and Analysis (on page 44 of our 2011 Financial Report), footnote (b) to the table, marked to show the disclosure added:

“(b) ... Also excludes approximately $5.0 billion of liabilities, related to the fair value of derivative financial instruments, legal matters, employee terminations, environmental matters and other, most of which do not represent contractual obligations. See also our liquidity discussion above in this “Analysis of Financial Condition, Liquidity and Capital Resources” section, as well as the Notes to Consolidated Financial Statements—Note 17. Commitments and Contingencies, Note 7A. Financial Instruments: Selected Financial Assets and Liabilities, and Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives.”

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Confidential Treatment Requested by Pfizer Inc.

Notes to Consolidated Financial Statements
7. Financial Instruments
B. Investments in Debt Securities, page 79

3.
You state that you had debt securities at December 31, 2011 of $11.1 billion, issued by Western European, Scandinavian and other governments, as well as $2.3 billion of supranational debt and $1.3 billion of Western European and other government agency debt. Please provide proposed disclosure to be included in future periodic filings that shows your investments by each country, particularly those experiencing significant economic, fiscal and/or political difficulties. Refer to Corporation Finance Disclosure Guidance Topic 4.

Response

In response to the Staff’s comment, we respectfully provide the following information:

We believe that our disclosures appropriately address Corporation Finance Disclosure Guidance Topic 4 (“Topic 4”) and that no additional disclosures are required.

Specifically, we note that Topic 4 only covers debt issued by countries that are experiencing “significant economic, fiscal and/or political strains such that the likelihood of default would be higher than would be anticipated when such factors do not exist.”  Currently, we consider the following countries as having those characteristics: Portugal, Ireland, Italy, Greece, and Spain. We had no holdings of government or government agency debt in those countries as of December 31, 2011, except for an insignificant amount of Greek bonds. We disclosed that we hold Greek bonds on pages 43-44 in the Analysis of Financial Condition, Liquidity and Capital Resources section of Management’s Discussion and Analysis, as to which we noted the following: “we will continue to closely monitor repayment risk and, when necessary, we will ... write-down our holdings in Greek bonds.”  Further, none of the supranational entities whose available-for-sale debt securities we held as of December 31, 2011, can be characterized as experiencing significant economic, fiscal and/or political strains as contemplated by Topic 4.

In consideration of the guidance in Topic 4, our assessments for determining which countries are covered by Topic 4 are based on an analysis of the following:

● Various third-party assessments of repayment risk (for example, rating agency publications and the movement of rates for credit default swap instruments);

● Direct and observed interactions with the governments (including court petitions) and with market participants (for example, the factoring industry); and

● Timely interest payments

As of December 31, 2011 and through February 28, 2012 (the date on which we filed our 2011 Form 10-K), all of our investments referred to in the Staff’s comment, except for the insignificant amount of Greek bonds mentioned above, were issued by above-investment-grade governments, government agencies or supranational entities.

Confidential Treatment Requested by Pfizer Inc.

However, in consideration of the Staff’s comment, we propose to provide the following modified disclosure in future periodic reports, commencing with our next quarterly report where the references are appropriate:

In the Notes to Consolidated Financial Statements––Note 7B. Financial Instruments: Investments in Debt Securities, (on page 79 of our 2011 Financial Report), new footnote (b) to the table, where (b) would attach to each of the following: “Western European, Scandinavian and other government debt,” “Supranational debt,” and “Western European and other government agency debt.”

“(b) Virtually all issued by above-investment-grade governments, government agencies or supranational entities, as applicable.”

Form 8-K dated May 1, 2012
Exhibit 99

4.
In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Response

In response to the Staff’s comment, we respectfully provide the following information:

Question 102.10 of the Compliance & Disclosure Interpretations addresses the appropriateness of a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. The response to Question 102.10 says “Generally, no. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information.”  By the term “generally,” the guidance acknowledges that in some cases it may be appropriate or, said differently, not inappropriate to include a full non-GAAP income statement for purposes of reconciling non-GAAP measures.

We believe that our presentation of the reconciliation of our non-GAAP measures to the most directly comparable GAAP measures (“our Reconciliation” or “the reconciliation”) appropriately addresses the Staff’s general concerns about non-GAAP measures and is specifically appropriate in consideration of our particular facts and circumstances.  We offer the following for your consideration:

•
We Provide Guidance and Actual Results for Almost Every Element of a Full Statement of Adjusted Income – As part of our communications about our expectations for the following year and our actual performance in the current year, we provide full-year guidance and actual results for each of the following line items related to our non-GAAP measures:

• Adjusted Cost of Sales as a Percentage of Revenues

Confidential Treatment Requested by Pfizer Inc.

	•	Adjusted Selling, Informational and Administrative Expenses
	•	Adjusted Research and Development Expenses
	•	Adjusted Other (Income)/Deductions
	•	Effective Tax Rate on Adjusted Income
	•	Adjusted Income
	•	Adjusted Diluted EPS

(Note: Adjusted Revenues are virtually always equal to Revenues, and the guidance and actual results for Adjusted Restructuring charges and certain acquisition-related costs, Adjusted amortization of intangible assets and Adjusted discontinued operations are always zero or of much less significance than the measures set forth above to the financial statements taken as a whole. Accordingly, we do not provide Adjusted guidance for these measures.)

Because we provide full-year guidance and actual results for almost every line item on an Adjusted basis, we are required to present the most directly comparable U.S. GAAP financial measures and to provide a reconciliation for every line item to its most directly comparable U.S. GAAP measure. We believe that our format is the most useful for investors and other users of our financial information. Instead of providing up to seven or more individual, independent reconciliations, we have provided a holistic view of our performance and its comparability to our full-year guidance that includes both GAAP and non-GAAP measures. We believe that our integrated approach promotes transparency and understanding of each non-GAAP measure, its relationship to its most directly comparable GAAP measure and its correlation to our financial results as a whole. We believe that this information and the form in which it is presented are necessary to an understanding of our GAAP and non-GAAP results of operations.

•
We Provide Appropriate Cautionary Language – In our reconciliations of actual results in our Form 8-K Item 2.02 submissions, each schedule includes a footnote that says the following: “Adjusted income and its components and adjusted diluted EPS are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS.”

•
We Provide Expanded Cautionary Language in Every Periodic Report – In our reports on Form 10-K and Form 10-Q, we include a detailed description of our non-GAAP measure, Adjusted income. In that description, we provide the following cautionary statements: “The Adjusted income measure is not, and should not be viewed as, a substitute for U.S. GAAP net income...Despite the importance of this measure to management in goal setting and performance measurement, we stress that Adjusted income is a non-GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted income (unlike U.S. GAAP net income) may not be comparable to the calculation of similar measures of other companies. Adjusted income is presented solely to permit investors to more fully understand how management assesses performance.” While this expanded disclosure has not been included in our Form 8-K Item 2.02 submissions in the past, it has been readily available to the users of our financial statements. (See below regarding our proposal to include this expanded cautionary language in future Form 8-K Item 2.02 submissions.) And, importantly, in the exhibit to our Form 8-K Item 2.02 submissions, we have provided a detailed definition of Adjusted income and its components.

Confidential Treatment Requested by Pfizer Inc.

•
Our Approach is Longstanding, Well-Understood and, We Believe, Valued by the Investment Community – Our measure of Adjusted Income is a longstanding Pfizer measure, having been used, on a consistent basis, for over 10 years. We believe that it is well-understood for what it is—a non-GAAP measure.

We are aware that many of our larger shareholders and many sell-side analysts who cover Pfizer use our measure of Adjusted income and its components to help model and track our financial performance as well as, in part, to help make investment decisions and recommendations. In fact, we began to provide a full reconciliation in response to requests from users of our financial statements. Prior to this form of presentation, the users of our financial statements were required to compile all of the disparate elements and craft the holistic presentation themselves. In the interest of serving the investor community and facilitating an understanding of the financial measures on a holistic, integrated basis, we believed, and continue to believe, that our reconciliation format is the most transparent communication possible and, most importantly, a format that does not result in investor confusion between our U.S. GAAP information and our non-GAAP measures. It also serves as a single source of that information, which we believe is beneficial to the investor community given the complexity and magnitude of certain reconciling items.

•
Our Non-GAAP Measure is Used for Business Analysis and Planning and for Compensation Purposes, and It is Important that Users of Our Financial Statements Understand This Measure in a Comprehensive, Integrated Manner – As disclosed in all of our reports on Form 10-K and 10-Q, “The Adjusted income measure is an important internal measurement for Pfizer. We measure the performance of the overall Company on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted income measure is utilized:

	–	senior management receives a monthly analysis of our operating results that is prepared on an Adjusted income basis;
	–	our annual budgets are prepared on an Adjusted income basis; and
–
senior management’s annual compensation is derived, in part, using this Adjusted income measure...Beginning in 2011, this metric accounts for 40% of the bonus pool made available to [Executive Leadership Team] members and other members of senior management and will constitute a factor in determining each of these individual’s bonus.”

Given the significance of this measure to our senior management in terms of business analysis and planning as well as compensation, we believe that it is vital that users of our financial statements fully and holistically understand how the Adjusted income measure and its components are developed and their relationship to the comparable reported U.S. GAAP measures. We believed and continue to believe that our reconciliation format is the most transparent communication possible and, most importantly, a format that does not result in investor confusion between our U.S. GAAP information and our non-GAAP measures.

Confidential Treatment Requested by Pfizer Inc.

However, in consideration of the Staff’s comment and in appreciation for the Staff’s concern about “undue prominence”, in our future Form 8-K Item 2.02 submissions and elsewhere, where appropriate, we propose to provide the U.S. GAAP portion of our reconciliations in bold to make them more prominent and to expand our cautionary language to further emphasize the limitations of the non-GAAP measures, as follows:

In note (a) to the reconciliations of actual results in future Form 8-K 2.02 submissions, marked to show the disclosure added:

“Adjusted income and its components and adjusted diluted EPS are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. Despite the importance of these measures to management in goal setting and performance measurement, we stress that Adjusted income and its components are non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, Adjusted income and its components (unlike U.S. GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies. Adjusted income and its components are presented solely to permit investors to more fully understand how management assesses performance.”

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Confidential Treatment Requested by Pfizer Inc.

As requested, we acknowledge that:

•	Pfizer is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Pfizer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 212-733-3222 with any questions or comments you may have.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:	Matthew Lepore
Vice President and Corporate Secretary, Chief Counsel – Corporate Governance

Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

Larry P. Bradley
Partner – KPMG LLP